Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 1, 2024

VIA EDGAR TRANSMISSION

Mr. Tony Burak

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”) Form N-14 File No. 333-282577

Dear Mr. Burak:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 24, 2024, with respect to the Form N-14 Proxy Statement and Prospectus (the “N-14”) regarding the proposed reorganization of the The BeeHive Fund (“Target Fund”), a series of Forum Funds (“Forum”), into the The BeeHive ETF (“Acquiring Fund”), a newly created series of the Trust.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	The Staff notes that the N-14 did not include a consent from BBD, LLP, the Target Fund’s independent auditor for annual financial statement periods prior to December 31, 2023. Please file an amended N-14 to include a consent from both the current auditor as well as a consent from BBD, LLP. Please also ensure the exhibit index properly lists each independent auditor.

Response: The Trust responds by confirming that pursuant to subsequent discussions with the Staff, an additional consent from BBD will not be filed. The Trust also confirms that it will file an N-14/A and ensure that the independent auditor of the Target Fund is properly listed.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

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